May 29, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Monick
Robert Telewicz
Linda van Doorn

Re:	Federal Realty Investment Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated May 15, 2007, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2006

Selected Financial Data, page 29

Comment 1:

We note you disclose funds from operations available for common shareholders excluding insurance recoveries received in 2004 and 2003. This appears to be an additional non-GAAP measure which adjusts for a recurring item. Please explain to us how you considered the need to provide the disclosures in Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this measure.

Response:

The insurance proceeds which are referred to in footnote 4 to the Selected Financial Data relate to a significant fire which occurred in 2002 at Santana Row, one of the Company’s properties located in San Jose, California. Due to the nature and significant dollar amount of the insurance proceeds, the Company determined it was important to the reader to disclose this matter in order for the reader to fully evaluate reported Funds from Operations (FFO).

As indicated in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, excluding an item from a non-GAAP measure “would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near term finite period.” While the Company understands that fires may be considered recurring, the fire at Santana Row was of such magnitude and impact to the property and the consolidated company, the Company determined disclosure was merited of FFO excluding the related insurance proceeds. The Company has not experienced another fire of this magnitude in its 45-year history. Furthermore, this fire remains the largest structural fire in the history of San Jose, California. Thus, the Company believed it was probable that the significant financial impact of the insurance proceeds would disappear in a near finite term and this, in fact, has been the case.

The Company provided the disclosures required under Item 10 (e) of Regulation S-K for FFO in footnote 3 to the Selected Financial Data. The Company also provided the amount of the insurance recovery proceeds in footnote 4. The Company does not consider the additional mathematical calculation and disclosure of FFO excluding these insurance proceeds to be an additional Non-GAAP measure but rather supplemental information that enables a reader to fully evaluate reported FFO.

However, the Company understands that this item could be viewed differently and will remove the following disclosure in future filings:

“Excluding these items, fund from operations available for common shareholders in 2004 and 2003 would have been $145.6 million and $123.3 million, respectively.”

Financial Statements

Consolidated Statements of Operations, page F-6

Comment 2:

We note that you omit the line item income before minority interests. Tell us how you considered Rule 5-03 of
Regulation S-X in determining it was not necessary to disclose this amount.

Response:

The Company discloses minority interests on the face of the Consolidated Statements of Operations. In omitting the line item income before minority interests, the Company considered the requirements of Rule 5-03 of Regulation S-X, the materiality of the line item, and the overall additional benefit to the reader of including the line item. Income after minority interests was $95.1 million, $84.4 million, and $64.0 million for the years ended December 31, 2006, 2005, and 2004, respectively, which represents approximately 96%, 94%, and 94%, respectively, of income before minority interests. Thus, the Company concluded including this line item, which is a subtotal, would not provide additional material information to the reader.

However, the Company understands this could be viewed differently and will add the line item “income before minority interests” to the Consolidated Statements of Operations in future filings.

Note 2. Real Estate, page F-16

Comment 3:

It appears that you have classified the gain on sale of Greenlawn Plaza as discontinued operations despite that fact that you have 30% interest in the partnership that purchased the property. Explain to us how you considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in determining the appropriate classification of the gain.

Response:

The Company considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in considering whether it was appropriate to include the gain on sale of Greenlawn Plaza in discontinued operations. On the face of the Consolidated Statements of Operations, the Company included a line item in discontinued operations titled “Gain on sale of real estate, net of taxes” which includes the gains on all properties sold, including Greenlawn Plaza, during 2006, 2005, and 2004. In Note 2 to the Consolidated Financial Statements, the Company discloses the properties sold and their related gains. Additionally, the Company clearly discloses the fact that Greenlawn Plaza was sold to their 30% owned real estate partnership. The gain on sale of Greenlawn Plaza of $7.4 million represents 6% of net income. While the Company maintained continuing involvement in the property, the Company concluded that adding a second line item outside of discontinued operations solely related to the gain on the sale of Greenlawn Plaza would not provide significant additional information to the reader as the transaction was clearly disclosed in Note 2. The Company evaluated the Consolidated Financial Statements including the related notes taken as a whole and concluded the reader was appropriately informed of the amount of the gain and the continuing involvement in this property without including an additional line item on the face of the Consolidated Statements of Operations.

Note 3. Mortgage Notes Receivable, page F-17

Comment 4:

We note that you amended a $17.7 million note receivable on August 4, 2006. Explain to us whether this transaction was accounted for as an extinguishment of the existing note and issuance of new debt or as a modification. In your response, tell us how you considered paragraphs 12 and 13 of SFAS 91 and EITF 01-07 in determining the appropriate accounting.

Response:

Consistent with the guidance in paragraphs 12 and 13 of SFAS 91 and EITF 01-07, the Company accounted for the restructuring as a modification. There were no unamortized net fees or costs or prepayment penalties on the original loan.

Note 4. Real Estate Partnership, page F-18

Comment 5:

We note you guarantee $36.7 million in mortgage notes of some of your subsidiaries. Please explain to us how you considered paragraph 13 of FIN 45 in determining whether the term of the guarantee should be disclosed.

Response:

As disclosed in Note 4 of the Consolidated Financial Statements, the guaranties are for the benefit of a subsidiary partnership that indemnifies the Company for any loss. Given the nature of these guaranties, the Company did not believe it was necessary to disclose the term of the guaranties. These guaranties are typical of the types of guaranties generally used in connection with property secured lending and cover loss to the lender arising from certain bad acts by the borrowing entity (such as fraud and misapplication of funds, among other things) as well as potential loss to the lender from environmental liability with respect to the secured property. The guaranties do not have a finite term; however, once the lenders have been repaid in accordance with the loan documents, the only likely source for a claim on the guaranty is for loss to the lender as a result of potential future environmental liability at the properties to which the loans relate.

In order to provide further information on the guaranties, the Company will include the following disclosure in future filings:

“The guaranties do not have a finite term; however, once the lenders have been repaid in accordance with the loan documents, the only likely source for a claim on the guaranty is for loss to the lender as a result of potential future environmental liability at the properties to which the loans relate.”

Note 12. Components of Rental Income and Expense, page F-21

Comment 6:

We note that you recorded $1.2 million of additional straight-line rental income during 2005 due to a change in estimate of collectibility of certain long-term receivables. Please explain to use in detail management’s process for recording straight line revenue, and the related the process of determining the collectibility of straight-line rent receivables and recording the allowance. In your response, include an explanation of when the allowance is recorded by the Company and tell us where the related bad debt expense is recorded on the Consolidated Statements of Income.

Response:

The Company’s process for recording straight-line rental income is primarily based on Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (SFAS 13) and Staff Accounting Bulletin No. 104, Topic 13: Revenue Recognition (SAB 104). SFAS 13 requires minimum rents to be recorded on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property. SAB 104 states that revenue generally is realized or realizable and earned when four criteria are met including that collectibility is reasonably assured.

Accordingly, the Company’s process for recording straight-line rental income generally consists of: (1) computing straight-line rental income for minimum rents provided for in each lease and (2) recognizing rental income on a straight-line basis to the extent that the criteria of SAB 104 are met including assessing whether the collectibility of minimum rents is reasonably assured. This process is applied on a lease by lease basis. The following discussion provides additional background and details regarding this process.

The Company primarily owns and operates retail properties. Accordingly, the Company’s long-term leases are with tenants that operate in the retail sector which is a very competitive sector that is subject to down-swings in the economy, changes in consumer tastes, changes in technology and has short life cycles for many retail products. Additionally, retail sector developments such as the increase in internet purchasing, the emergence of big-box national retailers (such as Wal-Mart and Target) and the increased number and types of retailers selling various goods (big-box retailers, dollar stores, fast casual dining, etc.) have further increased competition within the retail sector. As the Company has long-term leases with tenants operating in this very competitive retail sector, assessing the collectibility of minimum rents is an important part of the process to ensure the Company appropriately records rental income.

Straight-line rental income for long-term leases for which collectibility of all minimum rents is reasonably assured is recognized on a straight-line basis over the non-cancellable term of the lease and includes the effects of rent steps and rent abatements. The Company begins recognizing straight-line rental income when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.

Straight-line rental income for long-term leases for which collectibility of minimum rents is not reasonably assured is recognized only to the extent collectibility is reasonably assured. These instances represent specific leases for which management has concluded the collectibility of all minimum rents is not reasonably assured based on the specific facts and circumstances surrounding the tenant and lease. In assessing collectibility of minimum rents, management’s consideration includes one or more of the following factors: the tenant’s current financial position, trends in the tenant’s sales and operating income, tenant’s long-term debt rating, tenant’s business strategy, length of the tenant’s lease, nature of the tenant’s business, competition facing the tenant, tenant’s ownership structure and media information available (i.e. press releases announcing the closing of stores, substantial changes in operating model or the potential need to file bankruptcy).

If collectibility of all minimum rents is not reasonably assured and the Company recognizes rental income that is less than that which would have been computed under the straight-line basis assuming collection of all minimum rents, the Company does not believe the difference represents a reserve or valuation allowance. For these specific leases, the Company only recognizes revenue to the extent that collectibility is reasonably assured. The Company believes it would be inappropriate to initially recognize straight-line rental income for which collectibility is not reasonably assured by recording revenue and immediately recording bad debt expense. The Company believes this would overstate straight-line rental income by recording revenue that did not meet the criterion for recognition under SFAS 13 and SAB 104.

On a quarterly basis, the Company updates its evaluation of both the collectibility of unrecognized straight-line rental income related to long-term leases and the collectibility of rental income previously recognized. If a change in a tenant’s financial condition and operating performance indicates that more straight-line revenue is reasonably collectible than previously estimated and realized, the additional straight-line rental income is recognized as revenue. A reserve or valuation allowance and bad debt expense is not recorded until after rental income has been recognized and subsequent factors cause management to conclude that such amount is no longer collectible. Bad debt expense is included in rental expense in the Consolidated Statements of Operations.

Note 1 to the Consolidated Financial Statements contains the following disclosure regarding the Company’s collectibility analysis for straight-line rent:

“We make estimates of the collectibility of our accounts receivable related to minimum rents, straight-line rents, expense reimbursements and other revenue or income. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year. Our experience relative to unbilled straight-line rents is that a certain portion of the amounts otherwise recognizable as revenue is never billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors. Accordingly, the extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the non-recognition of a portion of straight-line rental income until the collection of such income is reasonably assured.”

Upon further review of the disclosures, the Company believes the policy footnote could be further enhanced to clarify the accounting for changes in collectibility evaluations. The Company will add the following to the accounting policy for Revenue Recognition and Accounts Receivable in future filings as follows:

“If our evaluation of tenant credit risk changes indicating more straight-line revenue is reasonably collectible than previously estimated and realized, the additional straight-line rental income is recognized as revenue. If our evaluation of tenant credit risk changes indicating a portion of realized straight-line rental income is no longer collectible, a reserve and bad debt expense is recorded.”

Exhibit 31.1 and Exhibit 31.2

Comment 7:

We note that you deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). Please revise your certifications in future filings to include the disclosure.

Response:

Paragraph 4(d) of the certifications indicates “the most recent fiscal quarter.” Since this was filed in the annual report, the Company felt it was self-explanatory that this referred to the fourth fiscal quarter. The Company will, however, revise the certifications in future filings to include the disclosure.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration in these matters.

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust
Kirk Rogers, Grant Thornton